

March 4, 2024

Matthew Lang
Chief Business Officer
Lyell Immunopharma, Inc.
201 Haskins Way
South San Francisco, California 94080

> **Re: Lyell Immunopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 29, 2024**
> **File No. 333-277495**

Dear Matthew Lang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth Guernsey